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                                                               EXHIBIT 99.(b)(1)
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[BANKERS TRUST COMPANY
One Bankers Trust Plaza, New York, New York 10006]

December 9, 1996                                           Mailing Address
                                                           P.O. Box 318
Zurn Industries, Inc.                                      Church Street Station
One Zurn Place, Box 2000                                   New York, New York
Erie, PA  16514                                            10008

re:  Acquisition Financing
     ---------------------

Gentlemen:

                Zurn Industries, Inc. ("Zurn") has informed Bankers Trust Company ("BTCo") that Zurn is considering the acquisition (the "Acquisition") of a company hereto identified to BTCo and referred to as Raven ("Target"). The Acquisition would be effected by a public tender offer (the "Tender Offer") made by Zurn or a newly created wholly owned subsidiary of Zurn ("Acq. Sub") for all of the outstanding common stock of Target, followed by a merger (the "Second Step Merger") of Target with Acq. Sub.
You have further informed us that senior financing (the "Senior Financing") of up to $250 million will be required to finance the aggregate purchase price to be paid by Zurn and its subsidiaries pursuant to the Acquisition, to refinance existing indebtedness of Zurn and of Target and its subsidiaries, to pay related costs and expenses and to provide for ongoing working capital and general corporate purposes.

                BTCo is pleased to confirm that it is willing, subject to the terms and conditions set forth herein and in the Summary of Terms attached hereto as Exhibit A (the "Term Sheet"), to provide up to $75 million of the Senior Financing and to act as agent and arranger with respect thereto. It is anticipated that certain other financial institutions acceptable to you and us
(the "Initial Banks") would commit to participate in the Senior Financing prior to the commencement of the Tender Offer in an aggregate amount equal to the remainder of the Senior Financing.
BTCo reserved the right, prior to or after execution of the definitive credit documentation, to syndicate the Senior
Financing to one or more other financial institutions
(collectively with BTCo and the Initial Banks, the "Banks") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. You agree to actively assist, and to use your reasonable best efforts to cause Target to actively assist, BTCo in achieving a syndication that is satisfactory to BTCo and you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between your senior management, senior management of Target and the proposed syndicate members, including by participating in a reasonable number of meetings with such proposed syndicate members. To assist BTCo in its syndication efforts, you hereby agree (a) to provide and use your reasonable best efforts to cause Target to provide BTCo and the
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other syndicate members upon request with all information
reasonably deemed necessary by us to complete syndication, including but not limited to information and evaluations prepared by you or Target relating to your and Target's business and (b) to assist, and use your reasonable best efforts to cause Target to assist, BTCo upon request in the preparation of an information Memorandum to be used in connection with the syndication of the Senior Financing.

                BTCo's commitment hereunder is also subject to (a) there not having occurred any material adverse changes in the business, assets, liabilities, operations, condition (financial or otherwise) or prospects of Zurn and its subsidiaries taken as a whole or Target and its subsidiaries taken as whole since March 31, 1996 and December 31, 1995, respectively; (b) no material adverse change occurring in the financial markets generally after the date hereof which has a material adverse effect on the syndication of senior loan facilities generally, as reasonably determined by BTCo; (c) the full amount of the Senior Financing having been committed to by BTCo and the Initial Banks; and (d) the other conditions set forth herein and in the Term Sheet.
BTCo will continue its ongoing due diligence of the corporate organization of Target and its subsidiaries and in connection assure adequate protection for the Banks. BTCo's commitment hereunder will terminate on January 31, 1997 unless the initial borrowing date under the term portion of the Senior Financing
(the "Closing Date") has occurred.

                To induce BTCo to issue this letter and to proceed with documenting the proposed financing, you hereby agree that all reasonable fees and expenses (including the reasonable fees and expenses of counsel and other consultants) of BTCo and its affiliates arising in connection with this letter (and our due diligence in connection herewith) and the other transactions described herein shall be for your account, whether or not the Senior Financing is made available or definitive credit documents are executed. You further agree to indemnify and hold harmless
BTCo, the Initial Banks and each director, officer, employee and affiliate thereof (collectively, each, an "indemnified person") from and against any and all actions, suits, proceedings
(including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such indemnified person as a result of or arising out of or in any way related to or resulting from this letter and, upon demand, to pay and reimburse each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any such indemnified person is a party to any action or proceeding out of which any such expenses arise), provided, however, that you shall not have to indemnify any indemnified person to the extent that any such loss, claim, damage, expense or liability resulted from the gross negligence
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or willful misconduct of any indemnified person.  This letter is issued for your benefit only and no other person or entity may rely thereof. Neither BTCo nor any other person shall be responsible or liable to you or any other person for consequential damages which may be alleged as a result of this letter or the financing contemplated hereby.

                The provisions of the immediately preceding paragraph shall survive any termination of this letter.

                You acknowledge that BTCo and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you, Target or your affiliates may have conflicting interests. Neither BTCo nor its affiliates will use confidential information obtained from you, Target or any of your affiliates by virtue of the transactions contemplated by this letter or their other relationships with you and your affiliates in connection with the engagement of BTCo and its affiliates with other companies, and neither BTCo nor its affiliates will furnish any such information to such other companies. Likewise, neither BTCo nor its affiliates has any obligation to use in connection with the transactions contemplated by this letter, or to furnish to you or any of your affiliates, confidential information obtained from other companies. You also acknowledge that BTCo and its affiliates may be providing other services and/or other financing to you in connection with the Acquisition and that this letter relates only to the Senior Financing, with all such other services and/or other financing to you in connection with the acquisition and that this letter relates only to the Senior Financing, with all such other services and financing to be agreed upon pursuant to other documentation.

                BTCo shall have the right to review and approve all public announcements and filings relating to the Acquisition which refer to BTCo or the other Banks before they are made (such approval not to be unreasonably withheld or delayed).

                BTCo reserves the right to employ the services of its affiliates (including BT Securities Corporation ("BTSC") in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and its affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates (including BTSC) any information related to you,, or any of the matters contemplated hereby. BTCo agrees to treat, and cause any such affiliate to treat, all non-public information provided to it either by you or as confidential information in accordance with customary banking industry practices.

                This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. This
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letter shall be governed by, and construed in accordance with, the laws of the State of New York.

                Except as otherwise required by law or unless BTCo has otherwise consented, you are not authorized prior to your acceptance of this letter as provided in the following paragraph to show or circulate this letter to any other person or entity
(other than your legal or financial advisors in connection with your evaluation hereof). If this letter is not accepted by you as provided in the following paragraph, please promptly return this letter (any copies hereof) to the undersigned.

                If you are in agreement with the foregoing, please sign and return to each of BTCo the enclosed copy of this letter, together with a copy of the enclosed fee letter, no later than 5:00 p.m., New York time, on December 17, 1996. If you fail to do so, this letter will terminate at such time and you are requested to return same and the enclosed fee letter to BTCo.

                                                Very truly yours,

                                                BANKERS TRUST COMPANY


                                                By________________________
                                                    Title: Vice President

Agreed to and Accepted this
___ day of ______________, 1996


ZURN INDUSTRIES, INC.


By______________________________
    Title
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                                                                       EXHIBIT A
                                                                       ---------

                              SUMMARY OF TERMS/1/
                              ----------------

Borrower:          Zurn Industries, Inc. ("Zurn") provided that Target's direct operating subsidiary ("Op. Co.") shall be the borrower under the RT Facility referred to below.

Purpose: Loans under the AT Facility referred to below will be used to finance in part the cash payments to be made in respect of Target's capital stock pursuant to the Acquisition and to pay related costs and expenses. Loans under the RT Facility will be used to refinance existing indebtedness of Target and Op. Co. and to finance a contribution by Target and/or Op. Co. to a settlement fund (the "Contribution"). The Revolving Facility may be used for working capital and general corporate purposes of the Borrower and its subsidiaries, including refinancing the existing debtor in possession financing of a subsidiary of Op. Co. currently subject to a bankruptcy proceeding ("Bankruptcy Sub") upon confirmation of a reorganization plan for Bankruptcy Sub acceptable to BTCo and the Required Banks (the "Plan Confirmation").

Agent:             BTCo.

Banks: BTCo., the Initial Banks and a syndicate of other financial institutions arranged by BTCo (collectively, the "Banks").

Facilities:   A.   A term facility (the "AT Facility") of up to $90 million will be available to be incurred on the Closing Date and, to the extent necessary, on the date on which the Second Step Merger is completed (the "Merger Date"). Once repaid, loans under the AT Facility (the "AT Loans") may not be reborrowed.

              B. A term facility (the "RT Facility" and together with the AT Facility, the "Term Facilities") of up to $110 million will be available to be incurred pursuant to (x) a borrowing on the Merger Date (or such earlier date as is acceptable to BTCo) and (y) a

---------------------
/1/ Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter to which this summary is attached.
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                   borrowing on the date the Contribution is made. Once repaid, loans under the RT Facility ("RT Loans" and together with AT Loans, the "Term Loans").

              C. A revolving credit facility (the "Revolving Facility") of up to $50 million will be available to be used through loans ("Revolving Loans" and together with the Term Loans the "Loans") and letters of credit (subject to a $25 million sublimit) after the Closing Date and prior to the Maturity Date referred to below. Revolving Loans may be repaid and reborrowed.

Maturity:     A.   The Term Facilities will mature on the sixth anniversary of the Closing Date (the "Maturity Date"), subject to quarterly amortization to be determined.

              B.   The Revolving Facility will terminate on the Maturity Date.

Interest Rate:     At the Borrower's option, Loans will bear interest at:

                   (1) Base Rate plus the Applicable Margin; or

                   (2) Eurodollar Rate (adjusted for maximum reserves) plus the
                       Applicable Margin for 1, 2, 3 or 6 month interest periods, provided that Eurodollar loans will not be
                                --------
                       available until the Syndication Date (i.e. the earlier of (i) 60 days after the Closing Date and (ii) the date on which the Agent determines that the primary syndication has been completed) has been reached.

                   The Base Rate is defined as the higher of (i) the announced prime rate of BTCo and (ii) the federal funds rate + 1/2 of 1%.

                   The Applicable Margin initially will be 1%, if Base Rate loans, and 2%, if Eurodollar loans. The Applicable Margins will be reduced upon the Plan Confirmation and will be based on the then applicable ratio (the "Ratio") of Total Indebtedness to Adjusted EDITDA (in each case of Zurn and its subsidiaries on a consolidated basis) as agreed upon.
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                   The credit agreement governing the Senior Financing (the
                   "Credit Agreement") shall include standard protective provisions for such matters as increased costs, funding losses, capital adequacy, illegality and withholding taxes.

                   Interest in respect of Base Rate loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar loans shall be payable at the end of the applicable interest period, but not less frequently than quarterly. All interest and fees will be calculated on the basis of the number of actual days elapsed in a 360-day year. After and during continuance of any payment default, overdue Loans and other overdue amounts will bear interest at 2% above the rate otherwise applicable thereto.

Commitment Fees:   Per annum percentage of unused Revolving Facility and unused
                   Term Facilities for the period commencing on the Closing
                   Date, payable quarterly in arrears, initially equal to .375%.
                   The Commitment Fee will be reduced upon the Plan Confirmation and will be based on the then applicable Ratio as agreed upon.

Letter of Credit   Applicable Margin for Eurodollar Loans plus a .25% facing
Fee:               fee for issuer, payable quarterly in arrears.

Optional Commit-   The unused Revolving Facility may be voluntarily reduced or
ment Reductions:   terminated by Zurn at any time without penalty.

Repayments:        The Term Loans will be mandatorily repaid and thereafter the
                   Revolving Facility will be mandatorily reduced as a result of asset sales (with certain exceptions and certain
                   reinvestments in the business to be permitted), of certain debt incurrences and of certain equity issuances and from
                   annual excess cash flow (to be defined). Loans may be
                   voluntarily repaid at any time upon appropriate notice,
                   subject in all cases to breakage costs if Eurodollar loans are prepaid other than on the last day of the applicable
                   interest period. Repayments of Term Loans shall be allocated between the Term Facilities in a manner to be determined.
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Guaranties:        The obligations (A) under the AT Facility and the Revolving
                   Facility will be guaranteed (x) prior to the Merger Date, by each direct and indirect domestic subsidiary of Zurn
                   (including Acquisition Subsidiary but excluding Target and its subsidiaries) and (y) after the Merger Date, by each direct and indirect domestic subsidiary of Zurn and (B) under the RT Facility will be guaranteed by Zurn and each domestic subsidiary of Zurn (other than Op. Co.), in each case subject to such exceptions (including Bankruptcy Sub prior to the Plan Confirmation) as are satisfactory to the Banks (each a "Guarantor").

Collateral         Loans will be secured by (i) 100% (65% in the case of the
Security:          stock of a foreign subsidiary) of the stock of all
                   subsidiaries held by a Borrower or any Guarantor (including, prior to the Merger Date, the stock of Target owned by Zurn or Acq. Sub., which pledge will be structured to satisfy
                   Regulation U requirements) and (ii) all other tangible and intangible assets of the Borrowers and the Guarantors, with such exceptions as are acceptable to the Banks.

Documentation:     The Senior Financing will be subject to the negotiation,
                   execution and delivery of the definitive Credit Agreement and related guaranties, security agreements and other support documentation satisfactory to the Borrowers, the Agent, and the other Banks. Such Credit Agreement will contain representations and warranties, conditions, precedent, covenants, events of default and other provisions appropriate for transaction of this type and others reasonably determined by the Agent to be appropriate including (without limitation) the following:

A. Conditions      Conditions precedent to each borrowing will include
   Precedent:      customary borrowing conditions such as accuracy of
                   representations and absence of events of default and, with respect to the initial borrowing, will also include, without limitation:

                   1. Zurn, Acq. Sub. and Target shall have executed a Merger
                      Agreement (the "Merger Agreement") relating to the Second Step Merger and such Merger Agreement and all related documentation shall be
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                      reasonably satisfactory to BTCo and the Required Banks and shall be in full force and effect.

                   2. Zurn or Acq. Sub. shall have purchased pursuant to an
                      Offer to Purchase (which shall be satisfactory to BTCo), and in compliance with applicable law, such number of shares of common stock of Target as is sufficient to Permit Zurn or Acq. Sub. to cause the Second Step Merger to be consummated without the requirement of any other affirmative votes, and the conditions thereto specified in the Offer to Purchase shall have been satisfied (or, if material, waived to the extent consented to by BTCo and the Required Banks).

                   3. The Banks' satisfaction that all governmental and third party approvals necessary to consummate the Tender Offer and the Merger shall have been obtained and remain in effect. In addition, there shall be in effect no injunction, stay or similar order impacting (including by materially delaying, imposing burdensome conditions on or otherwise) the consummation of the Tender Offer or the Second Step Merger.

                   4. Nothing shall have occurred (nor shall any of the Banks become aware of any facts not previously known) which BTCo or the Required Banks shall determine is reasonably likely to have a material adverse effect (i) on the business, assets, liabilities, operations, condition (financial or otherwise) or prospects of Zurn and its subsidiaries taken as a whole or of Target and its subsidiaries (other than the Bankruptcy Sub) taken as a whole or (ii) on the rights and remedies of the Banks or on the ability of the Borrowers and/or other credit parties to perform their obligations to the Agent and the Banks.

                   5. The Banks' receipt of satisfactory opinions of counsel
                      relating to the transactions contemplated hereby.

                   6. No litigation by any entity (private or governmental)
                      shall be pending or
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                      threatened (i) with respect to the Senior Financing or
                      (ii) which BTCo or the Required Banks shall reasonably determine could have a materially adverse effect on the business, assets, liabilities, operations, condition (financial or otherwise) or prospects of Zurn and its subsidiaries taken as a whole or of Target and its subsidiaries (other than Bankruptcy Sub) taken as a whole.

                   7. The Banks' receipt of a satisfactory solvency letter.

                   8. The Banks' receipt of environmental and hazardous
                      substances analysis in scope and substance, and from persons, reasonably satisfactory to BTCo.

                   9. After giving effect to the initial borrowings and to the full use of the RT Facility, no indebtedness for borrowed money of, or guaranteed by, Target and its subsidiaries will be outstanding other than the RT Loans and such other Indebtedness, if any, as is satisfactory to BTCo and the Required Banks.

B. Covenants:      Zurn and its subsidiaries (including Target and its
                   subsidiaries on and after the Closing Date) will be required to comply with covenants that are customary for transactions of this type, including, without limitation, the following
                   (with exceptions to be mutually agreed upon):

                   1. No fundamental changes in business.

                   2. Restrictions on liens (negative pledge), additional
                      indebtedness (including contingent obligations), investments (including in respect of joint ventures), capital expenditures and on the granting of a negative pledge to other creditors.

                   3. Limitation on mergers, etc. and on sales and purchases
                      of assets.

                    4. Restrictions on dividends and other restricted payments.

                    5. Restrictions on prepayments of, and amendments to,
                       certain material agreements.

                    6. Requirement to obtain interest rate protection in amounts to be determined.

                    7. Financial covenants to be determined, including minimum consolidated net worth, maximum Total Indebtedness to Total Capitalization, minimum fixed charges coverage ratio and minimum ratio of EBITDA to interest expense, in each case of Zurn and its subsidiaries on a consolidated basis.

                    8. Providing customary financial information.

                    9. Maintenance of insurance.

                    10. Maintenance of Target and its subsidiaries (the "Target
                        Group") as separate entities from Zurn and its other subsidiaries (the "Zurn Group") adherence to corporate separateness requirements between Target Group on one hand and Zurn Group on the other and restrictions on transfers of assets, indebtedness or liabilities from one Group to the other Group.

C. Events of       Will include (without limitation and with appropriate
   Default:        baskets and grace periods to be agreed upon) non-payment,
                   misrepresentation, breach of covenants, cross-defaults,
                   bankruptcy, ERISA and judgments. Also, there will be an event of default if the Second Step Merger does not occur within a specified time after the Closing Date. Finally, there will be a change in control (to be defined) event of default or
                   mandatory termination and prepayment in full.
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Assignments and    Each Bank may assign all or a portion of its loans and
Participations:    commitments under the Senior Financing, or sell
                   participations therein, to another person or persons, provided that (i) each such assignment shall be in a minimum amount of $5,000,000 and shall be subject to certain conditions (including, without limitation, the approval of Zurn and the Agent, which approvals will not be unreasonably withheld) and (ii) no purchaser of a participation shall have the right to exercise or to cause the selling Bank to exercise voting rights in respect of the Senior Financing
                   (except as to certain customary issues). In connection with any assignment, the assignor Banks shall pay the Agent an assignment fee to be determined.

Required Banks:    Banks holding 51% of the commitments and outstanding under the Facilities.

Governing Law:     The State of New York. There will be a mutual waiver of trial by jury.

Lenders' Counsel:  White & Case.